Exhibit 21.1

Subsidiaries of the Registrant

ZIVO Bioscience, Inc. has the following Subsidiaries:	Jurisdiction of Incorporation or Organization

Health Enhancement Corporation	Nevada Corporation

HEPI Pharmaceuticals, Inc.	Nevada Corporation

Wellmetrix, LLC (fka WellMetris, LLC)	Delaware limited liability corporation

Zivo Biologic, Inc.	Delaware corporation